PRESS RELEASE

                  OPAL TENDER OFFER COMPLETED

     Santa Clara, California -- December 25, 1996 -- Applied Materials, Inc. announced today that the completion of its $18.50 per share cash tender offer for the outstanding shares of common stock of Opal, Inc. (Nasdaq:OPAL).
In the offer, which expired at 12:00 midnight, New York City time, on December 24, 1996, 8,270,036 shares of Opal common stock were tendered and accepted for payment, representing approximately 95 percent of Opal's outstanding common stock.

     As previously announced, Applied Materials plans to acquire the remaining Opal common shares at $18.50 per share through a cash merger, expected to be completed shortly.

     Applied Materials, Inc. is a Fortune 500 global growth company and the world's largest supplier of wafer fabrication systems and services to the global semiconductor industry. Applied Materials is traded on the Nasdaq National Market under the symbol "AMAT." Applied Materials web site is http://www.AppliedMaterials.com.


Contact:          Shannon Fryhoff (editorial/media)
                  (408) 986-7229

                  Susan Overstreet (investment community)
                  (408) 748-5227